

June 9, 2011

Via U.S. Mail and Facsimile

David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 3, 2011

General

1. We note your response to comment 2 in our letter dated May 27, 2011. In particular, we note your reliance on Rule 416 to register an indeterminable number of shares of common stock that may become issuable upon settlement of the stock purchase contracts. However, changes in the settlement rate as a result of changes in market price are not consistent with Rule 416 and therefore you must register those shares or have a valid exemption for the conversion. Please revise to register an amount of shares based on a reasonable good-faith estimate of the maximum amount of shares you will need to

cover settlements. Refer to Securities Act Rules Compliance & Disclosure Interpretation 213.01 for guidance.

2. We are still considering your response to comment 13 in our letter dated May 27, 2011.

Strong balance sheet, liquidity position and risk management, page 8

3. We note the disclosure regarding the settlements entered into with Fannie Mae and Freddie Mac. It appears from the filed agreements that certain mortgages were excluded from the settlement agreements. Please revise to make clear, if true, that the settlements do not cover all repurchase obligations Ally may have with these entities. To the extent possible, please quantify the amount of uncovered mortgages. Revise throughout the prospectus.

Recent Developments, page 10

4. We note the disclosure in this section relating to mortgage insurance rescissions. Please expand the disclosure by defining what mortgage insurance rescission is and why the payments to the securitization trusts are required. Disclose the impact these payments will have on your second-quarter financial statements. Please also tell us whether you have disclosed the risks associated with mortgage insurance rescissions in your previously filed annual, periodic or current reports. In addition, tell us, with a view toward revised disclosure, whether you anticipate similar rescissions to occur in the future.

Our ability to rely on deposits …, page 20

5. Please revise to clarify the nature of the diversification the FDIC is seeking with respect to Ally Bank's overall funding.

We are exposed to consumer credit risk …, page 30

6. Please revise to disclose the total dollar amount of nonprime consumer automobile loans held at March 31, 2011 as well as the amount of nonperforming nonprime loans as of that date. Please also disclose the percentage of nonprime consumer automobile loans to total consumer automobile loans and your definition of "nonprime."

Ally Bank, page 54

7. We note the disclosure on page 55 that growth in retail deposits is key to further reducing your cost of funds and decreasing your reliance on the capital markets and other sources of funding. We also note the disclosure on page 55, provided in response to comment 10 in our letter dated May 27, 2011, that Ally Bank has reduced offered rates on new retail deposits without offering any significant rate advantage against the broader market.

Please revise the risk factor on page 20 entitled, "Our ability to rely on deposits as a part of our funding strategy may be limited," to specifically disclose that Ally Bank has begun reducing offered rates. If accurate, please disclose that a strategy of offering reduced rates could limit Ally Bank's ability to grow and maintain deposits.

Representation and Warranty Obligations, page 57

8. We note that you settled with five counterparties related to whole-loan sales. Please tell us why you have not filed these settlement agreements as exhibits to the registration statement.

Units Prospectus

Certain U.S. Federal Income Tax Consequences, A-53

9. Please revise to clarify that this section is based on an opinion of counsel that has been filed with the registration statement.

Characterization of Units and Amortizing Notes, A-53

10. We note the assumption in the last sentence of the second full paragraph on A-54 that the characterization of the Units as two separate instruments, the characterization of the amortizing notes as indebtedness, and the characterization of the purchase contracts as contracts to acquire Ally common stock will be respected for U.S. federal income tax purposes. It is inappropriate to assume a legal conclusion underlying the opinion. If counsel is not able to opine on this matter, then the opinion and this disclosure should clarify the reason for the uncertainty and the likelihood of the dual treatment of the units. Please revise accordingly. Also, please remove the statement that an investor should consult a tax adviser regarding the tax consequences of the possible recharacterization of the components of a Unit.

Exhibit 5.1

11. Please arrange for counsel to revise its opinion to quantify the shares of common stock to be offered, including the over-allotment shares and shares underlying the stock purchase contracts. In addition, arrange for counsel to quantify the number of tangible equity units, stock purchase contracts and junior subordinated amortizing notes to be offered.

Exhibit 8.1

12. We note Davis Polk's representation that the discussion in the prospectus under the heading "Certain U.S. Federal Income Tax Considerations" constitutes "a fair and accurate summary of the United States federal income tax consequences described therein." Counsel must opine on the tax consequences, not the manner in which they are

described in the prospectus. Please arrange to have counsel revise the opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
       Richard A. Drucker, Esq.
           Davis Polk & Wardwell LLP